Delisting Determination,The Nasdaq Stock Market, LLC,
DATE, 2012, A-Power Energy Generation Systems, Ltd. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of A-Power Energy Generation Systems, Ltd.
(the Company), effective at the opening of the trading session on DATE, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5250(a), 5250(c)(1), and 5250 (c)(2). The Company was notified of the Staffs determination on September 1, 2011.
The Company appealed the determination to a Hearing Panel and also requested that the Panel stay the delisting action pending the hearing. The Panel denied this request and notified the Company on September 23, 2011 that its shares would be suspended on September 26, 2011.
After a hearing and review of information provided by the Company and Staff, the Panel issued a decision dated November 1, 2011, defering a delisting determination and maintaining the status quo with respect to the Companys listing until December 31, 2011, provided that
(1) no new accounting, operational or internal control issues arose that would merit an investigation by the Audit Committee; (2) the Panel remained satisfied with the Company?s progress toward compliance; and
(3) Staff was satisfied the Company cooperated fully with its requests for information. The decision stated that the suspension of trading would be lifted only when and if the Panel determined the Company was fully compliant with all listing standards. On
December 30, 2011, the Company informed the Panel that it would not meet the December 31 deadline to regain compliance and requested an extension of the exception. Staff requested and the Panel granted it an opportunity to respond to this request. Upon review of information provided by the Company and Staff, on January 10, 2012, the Panel issued a final delisting determination. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on February 24, 2012.